November 18, 2019

VIA EDGAR

Mr. Gary Newberry

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:     Sypris Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed on March 28, 2019

File No. 000-24020

Dear Mr. Newberry:

Sypris Solutions, Inc. (the “Company”) hereby responds to the comment letter dated November 5, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filing. To assist your review, we have set forth below the Staff’s comment (in bold) followed by Sypris’ response. We also intend to address the comment in our future filings as indicated in this response. Please note that the Company filed its Form 10-Q for the period ended September 29, 2019 on November 12, 2019.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 22 - Segment Information, page 61

1.

Please describe to us and revise future filings to disclose the specific types of material amounts included in the General, corporate and other caption and not allocated to the reportable segments’ profit or loss and assets for each period presented. Refer to ASC 280-10-50-29 through 50-31.

Response:

The material amounts included in the “General, corporate and other” caption for the following financial statement line items are as follows (references to notes and page numbers are to the Form 10-K for the Fiscal Year Ended December 31, 2018):

●

Operating income (loss): General and administrative expenses for the corporate headquarters office, including the employment costs of the Company’s senior management team and other corporate-level personnel and the administrative costs incurred at the corporate level. Such costs include compensation for the CEO and CFO and for centralized information technology, finance, legal and human resources support teams. Professional fees (primarily legal, accounting and audit), director fees, corporate office rent, software license fees, certain self-insurance costs and recoveries and various other administrative expenses not directly allocated to our operating segments are also included.

●

Income (loss) before income taxes: In addition to the general and administrative expenses noted above, interest expense on the note payable to a related party (see Note 14 – Debt, page 49) is included.

Mr. Gary Newberry

November 18, 2019

●

Income tax expense (benefit), net: Currently payable federal, state and local income taxes for the Company’s domestic operations, net of domestic deferred income tax expense (benefit) (see Note 20 – Income Taxes, page 57).

●

Capital expenditures; Depreciation and amortization: Material amounts consist of the corporate headquarter facilities and related information systems and the associated depreciation and amortization expense.

●	Total assets: Material amounts consist of cash and cash equivalent balances for the U.S. consolidated treasury accounts and the net book value of corporate facilities and related information systems.

●	Total liabilities: Material amounts consist of the note payable to a related party (see Note 14 – Debt, page 49).

The Company will include disclosure similar to the following in the segment information footnote in the Notes to Consolidated Financial Statements included in Form 10-K for the year ending December 31, 2019:

The Company includes the unallocated costs of its corporate office, including the employment costs of its senior management team and other corporate personnel, administrative costs and net corporate interest expense incurred at the corporate level under the caption “General, corporate and other” in the table below. Such unallocated costs include those for centralized information technology, finance, legal and human resources support teams, certain professional fees, director fees, corporate office rent, certain self-insurance costs and recoveries, software license fees and various other administrative expenses that are not allocated to our reportable segments. The unallocated assets include cash and cash equivalents maintained in its domestic treasury accounts and the net book value of corporate facilities and related information systems. The unallocated liabilities consist primarily of the related party notes payable. Domestic income taxes are calculated at an entity level and are not allocated to our reportable segments. Corporate capital expenditures and depreciation and amortization include items attributable to the unallocated fixed assets of the corporate office and related information systems.

We appreciate the consideration you give to this response. Please direct any further comments or requests for additional information to me or Rebecca Eckert, Corporate Controller and Principal Accounting Officer, at (502) 329-2000.

Regards,

/s/ Anthony C. Allen

Anthony C. Allen

Vice President and Chief Financial Officer